17008321

SEC
MAR 01 2017
Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

16 Points LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300, Room 14
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm **212-897-1685**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suiet 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

16 Points LLC
(Formerly Dogwood Securities LLC)
Statement of Financial Condition

December 31, 2016

16 Points LLC
(Formerly Dogwood Securities LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Mark Overley, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to 16 Points LLC for the thirteen months ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal
Title

Notary Public

2/27/17

RAUL RODRIGUEZ
Notary Public - State of New York
NO. 01RO6344546
Qualified in Bronx County
My Commission Expires Jul 5, 2020

16 Points LLC
(Formerly Dogwood Securities)
Index
December 31, 2016

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
16 Points LLC

We have audited the accompanying statement of financial condition of 16 Points LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 23, 2017

16 Points LLC
(Formerly Dogwood Securities LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 102,931
Prepaid expenses	16,863
Total assets	$ 119,794
Liabilities and Member's Equity	
Accrued expenses	$ 1,816
Accrued taxes	40,517
Total liabilities	42,333
Member's equity	77,461
Total liabilities and member's equity	$ 119,794

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

16 Points LLC (the "Company") formerly Dogwood Securities LLC, is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as an introducing broker for the private placement of securities with both institutional and accredited individual investors, provides advisory solutions related to mergers and acquisitions and refer investors, broker-dealers and hedge funds to unaffiliated broker/dealers for order execution and settlement for which it will receive referral fees.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Referral fees are recognized when fees are earned and collectible.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. After the sale in December 2016, the Company became a single member LLC.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

As of December 31, 2016, management has determined that the company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of approximately $60,600 which exceeded the required net capital by approximately $55,600.

The Company does not handle cash or securities on behalf of customers. Therefore, it is not affected by SEC Rule 15c3-3.

4. Income Taxes

During 2016, the Company had operations in New York City. Resulting from the sale of the Company, there will now be operations in Puerto Rico. As a result of this change, there will be a change in the taxation of the Company.